U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 2, 2023 at 10:00 AM Beijing Time (10:00 PM ET on June 1, 2023), Recon Technology, Ltd. (the “Company”) held its annual general meeting of shareholders for the fiscal year ending June 30, 2022 (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders approved the proposals listed below. The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 4, 2023.

1.  Elect two Class I members of the board of directors to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2025 or until their successors are duly elected and qualified;.

Name	For	Against	ABSTAIN
Shudong Zhao	115,227,470	0	500,331
Yonggang Duan	115,413,819	0	313,982

2.  Ratify the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023.

For	Against	ABSTAIN
115,450,011	238,693	39,097

 3. To transact any other business as may properly come before the meeting in accordance with Article 47 of the Company’s Third Amended and Restated Articles of Association (the “Third AA”).

For	Against	ABSTAIN
115,190,299	440,981	96,521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: June 2, 2023	By:	/s/ Liu Jia
Name: Liu Jia
Title: Chief Financial Officer